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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

APR 01 2024

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 03/23/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BJC Capital Adivsors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7 Proctor St
(No. and Street)

Manchester	MA	01944
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Benjamin Conway	617-834-8482	bconway@bjccapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morris & Morris, P.C.
(Name – if individual, state last, first, and middle name)

32 Kearney Rd	Needham	MA	02494
(Address)	(City)	(State)	(Zip Code)

01/06/2010	4066
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin Conway, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BJC Capital Advisors, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Thomas Ambrose
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 14, 2029

Signature:

Title:
CCO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BJC CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the period March 23, 2023 to December 31, 2023

TABLE OF CONTENTS

MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

March 26, 2024

TO THE DIRECTORS AND EQUITY OWNER OF
BJC CAPITAL ADVISORS, LLC
7 Proctor St
Manchester, MA 01944

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BJC Capital Advisors, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the period from March 23, 2023 through December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period from March 23, 2023 through December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

MORRIS MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

**Report of Independent Registered Public Accounting Firm
(Continued)**

**TO THE DIRECTORS AND EQUITY OWNER OF
BJC CAPITAL ADVISORS, LLC**
March 26, 2024

Supplemental Information

The information contained in The Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Morris & Morris, P.C.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2024.
Needham Heights, MA 02494

BJC CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash	$	43,530.45
Accounts receivable	$	33,000.00
Total assets		76,530.45

LIABILITIES AND OWNER'S EQUITY

Accounts payable	-
Owner's equity	
Owner's distributions, net	(513,619.41)
Accumulated Income	590,149.86
Total owner's equity	76,530.45
Total liabilities and owner's equity	76,530.45

BJC CAPITAL ADVISORS LLC

STATEMENT OF OPERATIONS
For the period March 23, 2023 through December 31, 2023

Revenues:		
Fee income	$	556,500.00
Operating expenses:		
Membership and Licensing fees	$	3,935.00
Insurance		616.00
Travel		452.81
Office		2,360.06
Total expenses	$	7,363.87
Net operating income	$	549,136.13
Net other income (expense)	$	-
Net income	$	549,136.13

BJC CAPITAL ADVISORS LLC

STATEMENT OF CHANGES IN OWNER'S EQUITY
For the period March 23, 2023 through December 31, 2023

	Owner contributions	Accumulated Income	Total
Balance, March 23, 2023	$ 14,020.00	$ 41,013.73	$ 55,033.73
Net income		549,136.13	549,136.13
Owner's investment	10,819.65		10,819.65
Owner's draws	(538,459.06)		(538,459.06)
Balance, December 31, 2023	(513,619.41)	590,149.86	76,530.45

See accompanying independent registered public accounting firms report and notes to financial statements.

BJC CAPITAL ADVISORS LLC

STATEMENT OF CASH FLOWS
For the period from March 23, 2023 through December 31, 2023

Cash flows from operating activities:		
Net income	$	549,136.13
Changes operating asstes and liabilities:		
Accounts receivable		(33,000.00)
Accounts payable		(7,486.78)
Net cash provided By operating activities	$	508.649.35
Cash flows from financing activities		
Owner's draws	$	(538,459.06)
Owner's investments		10,819.65
Net cash (used for) financing activities	$	(527,639.41)
Net cash increase (decrease)	$	(18,990.06)
Cash, beginning of period	$	62,520.51
Cash, end of the period	$	43,530.45

See accompanying independent registered public accounting firms report and notes to financial statements.

BJC CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
For the period March 23,2023 through December 31, 2023

Note 1 **Organization and nature of business**

BJC Capital Advisors, LLC (the "Company") was formed in June 2021 and is a Massachusetts limited liability company, which shall continue in perpetuity unless dissolved in accordance with the operating agreement. The Company prepares initial drafts of S-1 business sections and acts as an agent for the issuer of corporate securities for private placements per management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC").

Note 2 **Summary of significant accounting policies**

Method of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board ("FASB"). and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis of accounting.

Revenue recognition

The Company recognizes revenue based upon contracts for preparing the initial drafts of S-1 business sections and private placement of corporate securities. Fees are recognized based upon the agreed upon terms of the contracts.

The Company did not incur costs to obtain revenue contracts with its customers, in the event that it did incur these costs, it would amortize the costs to expense over the time period that the services are expected to be provided to the customer.

Revenue from contracts with its customers include fees from placements. The recognition and measurement of revenue is based on the assessment of individual contract terms. In some circumstances, significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

All of the Company's revenues were derived from consulting fees.

Note 2 **Summary of significant accounting policies (continued)**

Income taxes
The sole member of the Company has elected to have the Company be taxed as a single-member LLC. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Tax returns for the prior three fiscal years are subject to examination by taxing authorities.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses and accrued expenses, approximates fair value due to the short term nature of these assets and liabilities.

BJC CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
For the period March 23, 2023 through December 31, 2023

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2023, the Company's net capital was $76,530 which was $71,530 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.0 to 1.

Note 4 **Concentrations of credit risk**

Cash

The Company maintains its cash at financial institutions in bank deposits which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Note 5 **Statement of cash flows**

For the year ended December 31, 2023, the Company did not have any significant non-cash investing or financing activities.

Note 6 **Subsequent events**

Management has evaluated the possibility of subsequent events that may require disclosure in the Company's financial statements through March 26, 2024, the date the financial statements were available to be issued, and has determined that there were no additional disclosures required.

BJC CAPITAL ADVISORS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
December 31, 2023

Capital		
Member distributions, net	$	(513,619.41)
Accumulated Income		590,149.86
Net capital	$	76,530.45
Aggregate indebtedness		
Accounts payable	$	-
Computation of basic net capital requirements		
Minimum net capital required		
Minimum dollar net capital required	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	71,530.45
Net capital less 120% of minimum dollar capital required	$	70,530.45
Percentage of aggregate indebtedness to net capital		0.0%
Reconcilation with Company's compiutation (included in Part II of Form X-17A-5 as of December 31, 2023)		
Net capital, as reported in Company's part II (unaudited) FOCUS report, as amended	$	76,530.45
Net capital as presented	$	76,530.45

No material differences exist between the audited computation of net capital and the unaudited net capital as reported on the Company's FOCUS report for the period ended December 31, 2023.

MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

March 26, 2024

TO THE DIRECTORS AND EQUITY OWNER OF
BJC CAPITAL ADVISORS, LLC
7 Proctor St
Manchester, MA 01944

We have reviewed management's statement, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) BJC Capital Advisors, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3, and (2) BJC Capital Advisors, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (5) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB. In addition, BJC Capital Advisors, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2023, without exception. BJC Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon BJC Capital Advisors, LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 §240.17a-5, and related SEC Staff Frequently Asked Questions.

Morris + Morris, P.C.

Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

BJC Capital Advisors LLC Exemption Report

BJC Capital Advisors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. }240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(l) The Company does not claim an exemption under paragraph (k) of 17 C.F .R. SS 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to (include all that apply, for example,): (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (5) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (l) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers: and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BJC Capital Advisors LLC

1, Benjamin J Conway, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Benjamin J. Conway

Title: President

December 31, 2023